VIA EDGAR

June 27, 2016

Alberto Zapata, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4644

RE:	Registrant:	Lincoln Variable Insurance Products Trust (“Trust”)
	File Nos.:	333-211516
	Funds:	LVIP Blended Mid Cap Managed Volatility Fund
(formerly, the LVIP Ivy Mid Cap Growth Managed Volatility Fund)
(the “Acquiring Fund”)

Dear Mr. Zapata:

This letter responds to your comments to the Trust’s registration statement filed on Form N-14 on May 20, 2016 (the “Registration Statement”).

The following are your comments and the Trust’s responses. Capitalized terms not defined herein are used as defined in the Registration Statement.

1)	Correct the references to the Trust’s 1933 Act EDGAR file number.
A.	The requested revision has been made.

2)	In the answer to the fourth question in the summary Q&A, state that the Acquiring Fund has a lower expense ratio because of an advisory fee or expense limitation agreement, and state when the agreement expires.
A.	The requested revision has been made. The text now states:

These comparisons include the effect of applicable fee waivers which will continue at least through April 30, 2017 and cannot be terminated before that date without the mutual agreement of the Board and LIAC, as well as an expense limitation agreement that will continue for at least two years after the closing of the Reorganization.

3)	In the answer to the fourth question in the summary Q&A, replace “total expense ratio” with “net annual fund operating expenses.”
A.	The requested revision has been made.

4)	Under the summary in Proposal 1, state the specific terms of the two-year expense cap agreement.
A.	The requested revision has been made. The text now states:

LIAC has contractually agreed to reimburse the Acquiring Fund for at least two years following the closing of the Reorganization to the extent required to prevent the net annual fund operating expense ratio of Merger Class shares from exceeding 0.68% and Service Class shares from exceeding 1.02%.

5)	In the fee tables, consider reflecting the two-year expense cap in the fee tables and expense examples.
A.	The requested revision has been made. The fee table footnotes for Proposal 1 now include the following text:

6.	LIAC has contractually agreed to reimburse the Acquiring Fund to the extent required to prevent net annual fund operating expenses of the Merger Class from exceeding 0.68%. This agreement will continue for at least two years after the closing of the Reorganization.
7.	LIAC has contractually agreed to reimburse the Acquiring Fund for at least two years following the closing of the Reorganization to the extent required to prevent net annual fund operating expenses of the Service Class from exceeding 1.02%.

We have confirmed that the two-year cap is reflected in the expense examples. The introductory language has been revised to state that it assumes any fee waiver or expense limitation agreements are not renewed after their expiration dates as described in the footnotes to the expense table.

Similar disclosure was included for the fee tables of Proposal 2.

6)	Under Proposal 2, state the specific terms of the two-year expense cap agreement.
A.	The requested revision has been made. The following text has been added:

LIAC has contractually agreed to reimburse the Acquiring Fund for at least two years following the closing of the Reorganization to the extent required to prevent net annual fund operating expenses of Standard Class shares from exceeding 0.78% and Service Class shares from exceeding 1.03% (0.77% and 1.02% if the Reorganization of LVIP VIP Mid Cap Managed Volatility Fund is also completed).

7)	Under Proposal 2, provide an estimate of the percentage of portfolio holdings that will be sold in connection with this Reorganization.
A.	The requested revision has been made. The text now states:

If the Reorganization is approved, all of the LVIP BlackRock U.S. Opportunities Managed Volatility Fund’s assets will be liquidated on the Closing Date, and the resulting cash will be transferred to the Acquiring

Fund and reinvested in assets that are consistent with the Acquiring Fund’s investment criteria.

8)	Ensure that the expense and cost allocations in the Registration Statement and the form of Agreement and Plan are consistent.
A.	The requested revision has been made.

9)	Under “Potential Benefits of the Reorganization to LIAC and its Affiliates,” disclose why the Acquiring Fund may be more profitable for LIAC or its affiliates, and clarify why the Fund underperformed or been more costly to hedge.
A.	The requested revision has been made. Reference to “underperformance” has been removed because the Fund’s performance does not impact the cost of hedging. The text now states:

LIAC may realize benefits in connection with the Reorganizations. For example, the profitability from the fees payable to LIAC and its affiliates in connection with the Acquiring Fund may be higher than the profits derived from the fees paid by the Acquired Funds for various reasons, such as the need for LIAC to reimburse more expenses for the Acquired Funds. … The Reorganizations may enhance Lincoln Life’s ability to cost-effectively manage this risk, for example by eliminating a Fund whose elevated volatility makes it more costly to hedge.

10)	Under “Additional Information About the Acquiring Fund,” under “Management and Administrative Fees,” disclose information about the two-year expense limitation.
A.	The requested revision has been made. The following text was added:

LIAC has contractually agreed to reimburse the Acquiring Fund for at least two years following the closing of the Reorganizations to the extent required to prevent net annual fund operating expenses of the Standard Class from exceeding 0.77% (if both Reorganizations are completed) or 0.78% (if only LVIP BlackRock U.S. Opportunities Managed Volatility Fund’s Reorganization is completed).

LIAC has contractually agreed to reimburse the Acquiring Fund for at least two years following the closing of the Reorganizations to the extent required to prevent net annual fund operating expenses of the Service Class from exceeding 1.02% (if both Reorganizations are completed) or 1.03% (if only the LVIP BlackRock U.S. Opportunities Managed Volatility Fund’s Reorganization is completed).

11)	In the Statement of Additional Information, in note 4 of the pro forma financial statements, provide an estimate of the percentage of LVIP BlackRock U.S. Opportunities Fund portfolio holdings that will be sold in connection with this Reorganization.

A.	The requested revision has been made. LIAC estimates that each Acquired Fund will liquidate all of its portfolio holdings in connection with the Reorganizations.

12)	In the Statement of Additional Information, in note 5 of the pro forma financial statements, disclose what entity will bear costs beyond the cap on Fund costs.
A.	The requested revision has been made. The note discloses that LIAC will bear such costs.

13)	Provide the Tandy representations.
A.	The Trust acknowledges that the Trust is responsible for the adequacy and accuracy of the disclosure in the filing, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your consideration of this filing is much appreciated. Please contact me at the number indicated above with any questions.

Very truly yours,

/s/ Sam Goldstein
Samuel K. Goldstein, Esq.
Senior Counsel – Funds Management

Enclosures

cc: Jill R. Whitelaw, Esq.

Danielle Kulp

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